

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Paul Lohrey
President and Chief Executive Office
iShares Gold Trust Micro
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Gold Trust Micro**
> **Post Effective Amendment on Form S-1**
> **Filed April 1, 2022**
> **File No. 333-262546**

Dear Mr. Lohrey:

We have reviewed your correspondence submitted April 27, 2022 and your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment to Form S-1 filed April 1, 2022

Risk Factors, page 9

1.	We note your response to our comment latter dated April 6, 2022. Please revise the filing to reflect your response that you believe the removal of Russian new gold bars, accounting for 9.5% of world production in 2020 "will not have any material impact on the gold market or on the Trust." Also, please update your disclosure on pages 9 and 10 that Russia's invasion of Ukraine and related geopolitical events "could cause volatility in precious metals prices and have significant impact on Fund performance and the value of an investment in the Shares" to disclose whether since February 24, 2022 there has been any such volatility or increases in gold prices and whether these events have had a material impact on Trust performance or the value of an investment in the Shares. Please make corresponding disclosures in the Gold Industry section on page 17.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 if you have questions

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Clifford R. Cone